Bright Minds Biosciences Inc.

Condensed Interim Consolidated Financial Statements

For the three and nine months ended June 30, 2022 and 2021

(Expressed in Canadian Dollars)

Bright Minds Biosciences Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian dollars - Unaudited)

		June 30,	September 30,
As at	Notes	2022	2021
		$	$
ASSETS
Current Assets
Cash and cash equivalents		8,640,794	19,760,015
Sales tax receivable		64,435	110,146
Loan receivable		32,000	-
Prepaids		80,289	168,207
		8,817,518	20,038,368
Non-Current Assets
Intangible assets	4	2,000	2,000
TOTAL ASSETS		8,819,518	20,040,368

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	5	385,324	638,573
TOTAL LIABILITIES		385,324	638,573

Shareholders' equity
Share capital	6	27,188,870	27,080,281
Subscriptions received in advance		12,000	-
Subscriptions receivable		-	(33,684)
Reserves	6	2,447,107	1,565,055
Deficit		(21,213,783)	(9,209,857)
TOTAL SHAREHOLDERS' EQUITY		8,434,194	19,401,795
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		8,819,518	20,040,368

Nature and continuance of operations (Note 1)

Subsequent event (Note 13)

Approved on behalf of the Board of Directors:

"Ian McDonald"	"Nils Bottler"
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2 | Page

Bright Minds Biosciences Inc.
Condensed Interim Consolidated Statements of Comprehensive Loss
(Expressed in Canadian dollars - Unaudited)

		For the three months ended	For the three months ended	For the nine months ended	For the nine months ended
	Notes	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
		$	$	$	$
EXPENSES
Consulting fees	6	245,518	191,974	598,182	238,042
Directors' compensation	6,7	95,390	30,837	222,231	64,009
Foreign exchange		(4,273)	(114,061)	40,020	(54,466)
Funds processing fees - private placements		-	-	-	18,665
Marketing, advertising, and investor relations	6	80,119	473,532	477,270	705,695
Office and administrative	11	90,786	53,232	376,382	105,266
Professional fees	6,7	91,468	137,472	446,146	432,469
Regulatory and filing		8,010	52,327	203,959	168,246
Research and development	6,7,10	2,051,360	2,708,150	9,639,736	4,105,872

Net loss and comprehensive loss		(2,658,378)	(3,533,463)	(12,003,926)	(5,783,798)

Basic and diluted loss per share		(0.22)	(0.31)	(1.01)	(0.72)

Weighted average number of common shares outstanding
-basic and diluted		11,862,520	11,322,625	11,850,112	8,008,946

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3 | Page

Bright Minds Biosciences Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars - Unaudited)

	Share Capital
	Number of shares	Share capital	Subscriptions receivable	Subscriptions received	Reserves	Deficit	Total
		$	$	$	$	$	$

Balance as at September 30, 2020	4,743,541	980,661	(1,000)	147,426	161,300	(559,094)	729,293
Private placements	5,049,021	27,924,936	(32,684)	(147,426)	-	-	27,744,826
Finder's fees - cash	-	(1,516,317)	-	-	-	-	(1,516,317)
Finder's fees - broker warrants	-	(554,100)	-	-	554,100	-	-
Share issue costs	-	(290,309)	-	-	-	-	(290,309)
Debt settlement with shares	14,799	18,500	-	-	-	-	18,500
Special warrant conversion	16,000	20,000	-	-	-	-	20,000
Warrants exercised	1,948,000	97,400	-	-	-	-	97,400
Shares issued to the University	63,000	368,550	-	-	-	-	368,550
Share-based compensation	-	-	-	-	504,050	-	504,050
Net loss	-	-	-	-	-	(5,783,798)	(5,783,798)
Balance as at June 30, 2021	11,834,361	27,049,321	(33,684)	-	1,219,450	(6,342,892)	21,892,195

Balance as at September 30, 2021	11,834,361	27,080,281	(33,684)	-	1,565,055	(9,209,857)	19,401,795
Warrant exercise funds received in advance (Note 6)	-	-	-	- 12,000	-	-	12,000
Finder's fees - share options	-	(36,911)	-	-	36,911	-	-
Warrants exercised	12,500	118,250	-	-	-	-	118,250
Share subscriptions received	-	-	33,684	-	-	-	33,684
Shares issued to consultant	25,000	27,250	-	-	-	-	27,250
Share-based compensation (Note 6)	-	-	-	-	845,141	-	845,141
Net loss	-	-	-	-	-	(12,003,926)	(12,003,926)
Balance as at June 30, 2022	11,871,861	27,188,870	-	12,000	2,447,107	(21,213,783)	8,434,194

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4 | Page

Bright Minds Biosciences Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars - Unaudited)

	For the nine months ended	For the nine months ended
	June 30, 2022	June 30, 2021
	$	$
Operating activities
Net loss for the period	(12,003,926)	(5,783,798)
Non-cash items:
Foreign exchange	(207,367)	(71,500)
Shares recorded as consulting fees	27,250	-
Shares recorded as research and development	-	368,550
Share-based compensation	845,141	504,050
Changes in non-cash operating working capital items:
Sales tax receivable	45,711	(77,984)
Prepaids	87,918	(49,787)
Accounts payable and accrued liabilities	(253,249)	180,737
Net cash used in operating activities	(11,458,522)	(4,929,732)

Financing activities
Private placement proceeds, net of costs	-	27,744,826
Finder's fees	-	(1,516,317)
Share issuance costs	-	(290,309)
Special warrant proceeds	-	22,875
Refund of special warrant proceeds	-	(2,875)
Share subscriptions received	33,684	-
Overpayment of warrant exercise proceeds	-	9,700
Warrant exercise funds received in advance	12,000	-
Warrant exercise proceeds	118,250	97,400
Loan advanced	(32,000)	-
Net cash from financing activities	131,934	26,065,300

Change in cash and cash equivalents	(11,326,588)	21,135,568
Effect of foreign exchange on cash	207,367	71,500
Cash and cash equivalents, beginning of period	19,760,015	799,929

Cash and cash equivalents, end of period	8,640,794	22,006,997

SUPPLEMENTARY INFORMATION
Debt settled by issuing shares	-	18,500
Fair value ascribed by brokers' warrants issued	-	554,100
Fair value of options issued as finders' fees	36,911	-

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

5 | Page

Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended June 30, 2022 and 2021 (Expressed in Canadian Dollars - Unaudited)

1. NATURE AND CONTINUANCE OF OPERATIONS

Bright Minds Biosciences Inc. (the "Company") was incorporated under the Business Corporations Act of British Columbia on May 31, 2019. The Company's objective is to generate income and achieve long term profitable growth through the development of therapeutics to improve the lives of patients with certain severe and life-altering diseases. On February 8, 2021, the Company started trading on the Canadian Stock Exchange ("CSE") under the symbol DRUG. On May 17, 2021, the Company started trading on the OTCQB under the symbol BMBIF. On November 8, 2021, the Company started trading on the NASDAQ under the symbol DRUG. The registered address of the Company is located at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, Canada. The head office address of the Company is located at 19 Vestry Street, New York, NY 10013, USA.

These condensed interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at June 30, 2022, the Company is not able to finance day to day activities through operations and has incurred a loss of $12,003,926 for the nine-month period ended June 30, 2022. The Company has a deficit of $21,213,783 since inception and negative operating cash flows. As at June 30, 2022, the Company has working capital of $8,432,194 (September 30, 2021 - $19,399,795). The continuing operations of the Company are dependent upon its ability to attain profitable operations and generate funds therefrom. Management intends to finance operating costs with equity financings, loans from directors and companies controlled by directors and/or private placement of common shares.

The coronavirus, also known as "COVID-19", has spread across the globe and is impacting worldwide economic activity. Government authorities have implemented emergency measures to mitigate the spread of the virus. The outbreak and the related mitigation measures may have an adverse impact on global economic conditions as well as on the Company's business activities specifically related to possible disruptions in the operations of the laboratories upon whom the Company relies, including laboratories situated in various parts of the United States and Europe. The extent to which the coronavirus may impact the Company's business activities will depend on future developments, such as the duration of the outbreak, travel restrictions, business disruptions, and the effectiveness of actions taken in Canada and other countries to contain and treat the disease. These events are highly uncertain and as such, the Company cannot determine their financial impact at this time.

2. STATEMENT OF COMPLIANCE AND BASIS OF PREPARATION

Statement of compliance

The Company applies International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by the IASB. The policies applied in these unaudited condensed interim consolidated financial statements are based on IFRSs issued and outstanding as of August 11, 2022, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited condensed interim consolidated financial statements as compared with the most recent annual financial statements as at and for the year ended September 30, 2021 except as noted below. Any subsequent changes to IFRS that are given effect in the Company's annual financial statements for the year ending September 30, 2022 could result in restatement of these unaudited condensed interim consolidated financial statements.

Basis of preparation

Depending on the applicable IFRS requirements, the measurement basis used in the preparation of these consolidated financial statements is cost, net realizable value, fair value or recoverable amount. These consolidated financial statements, except for the statement of cash flows, are based on the accrual basis.

6 | Page

Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended June 30, 2022 and 2021 (Expressed in Canadian Dollars - Unaudited)

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Psilocybinlabs Ltd. (see Note 4), Bright Minds Biosciences LLC, a Delaware limited liability company, and Bright Minds Bioscience Pty Ltd., a proprietary company registered under the Corporations Act of Australia on June 24, 2021.  On June 10, 2021, the CEO of the Company transferred, assigned and conveyed all of his membership interests in Bright Minds Biosciences LLC to the Company.

A subsidiary is an entity that the Company controls, either directly or indirectly, where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial results of the Company's subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of the Company's subsidiaries have been aligned with the policies adopted by the Company. When the Company ceases to control a subsidiary, the financial statements of that subsidiary are de-consolidated.

Inter-company balances and transactions, and any income and expenses arising from inter-company transactions, have been eliminated in these consolidated financial statements.

Foreign currency translation

The functional currency of the Company, Psilocybinlabs Ltd., Bright Minds Biosciences LLC and Bright Minds Bioscience Pty Ltd. is the Canadian dollar and the presentation currency of the Company is the Canadian dollar. Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the transaction date. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Foreign currency translation differences are recognized in profit or loss.

Please refer to Note 3 of the audited consolidated financial statements of the Company for the year ended September 30, 2021 for full disclosure of the significant accounting policies.

4. INTANGIBLE ASSETS

Psilocybinlabs Ltd. ("PL") was incorporated under the laws of the province of British Columbia on April 25, 2019, with the incorporator share being held by a company controlled by the CEO of the Company. On May 17, 2019, this share was transferred to the Company. On April 25, 2019, PL entered into a confirmatory assignment and waiver (the "CAW") with an individual, which was amended and restated on May 17, 2019. Pursuant to the amended and restated CAW, this individual assigned all of the right, title and interest, including all other intellectual property rights (the Rights, as described) to PL. As compensation for the assignment of the Rights, PL issued 100,000 common shares valued at $2,000 to this individual. On August 7, 2019, the Company then purchased the 100,000 common shares of PL by issuing 100,000 common shares of the Company valued at $2,000, with the reacquisition being recorded as an asset acquisition.

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2022	September 30, 2021
	$	$
Accounts payable	385,324	596,573
Accrued liabilities	-	42,000
Total accounts payable and accrued liabilities	385,324	638,573

7 | Page

Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended June 30, 2022 and 2021 (Expressed in Canadian Dollars - Unaudited)

6. SHARE CAPITAL

Authorized share capital

Unlimited number of common shares without par value.

On November 10, 2020, the Directors of the Company approved the consolidation of the Company's issued and outstanding common shares on a 2.5:1 basis. All common shares, stock options and warrant references in these consolidated financial statements reflect the effect of the share consolidation.

Issued share capital for the nine months ended June 30, 2022.

On November 9, 2021, 12,500 warrants were exercised for gross proceeds of $118,250.

On April 11, 2022, the Company entered into SABA with Karl Deisseroth ("Deisseroth") pursuant to which the Company will pay Deisseroth a monthly fee of US$4,166.66 and issued an aggregate 25,000 common shares (the "Payment Shares") in the capital of the Company at a fair market value of $1.09 per share (total fair market value of $27,250). The Payment Shares will be issued in escrow and released to Deisseroth over a period of four years commencing on March 8, 2023 (see Note 8).

On May 6, 2022, $12,000 was received in advance for an exercise of 240,000 warrants at $0.05 per share; the warrants were exercised on July 19, 2022 (see Note 13).

Issued share capital for the year ended September 30, 2021

On November 2, 2020, the Company closed the second tranche of a non-brokered private placement financing through the issuance of 1,629,138 common shares at a price $1.25 per common share for gross proceeds of $2,036,422.

On January 6, 2021, the Company issued 14,799 common shares at a deemed price of $1.25 per share to settle an $18,500 debt owing to a consultant pursuant to a debt settlement agreement entered into by the Company with the consultant.

On February 3, 2021, the 16,000 SWs were deemed to be exercised for SW shares and 16,000 common shares of the Company were issued to the SW holders (see below).

On March 17, 2021, the Company issued 3,419,883 Units at a price per Unit of $7.57 for aggregate gross proceeds of $25,888,514. Each Unit comprised one common share and one-half of one common share purchase warrant of the Company. Each warrant is exercisable to acquire one common share of the Company at an exercise price of $9.46 per share until March 17, 2024, subject to adjustment and acceleration in certain events. If the daily volume weighted average trading price of the common shares on the CSE is equal to or greater than $13.25 per common share for any 10 consecutive trading days, the Company shall have the right to accelerate the expiry date of the warrants to a date that is at least 30 trading days following the date of the Company issuing a press release disclosing such acceleration. The underwriters were paid fees for their services in the amount of $916,317 and received compensation warrants entitling them to purchase an aggregate of 132,666 common shares at a price of $7.57 per common share for a period of thirty-six months following closing. These warrants have an ascribed value of $521,000. On February 17, 2022, the Company received $33,684 in share subscriptions receivable related to this financing.

On April 6, 2021, the Company paid a New York-based company a contingent cash fee in the amount of $600,000, being 4.5% of $13,333,333 in net equity proceeds received from three investors introduced to the Company by the company. The company was also entitled to receive compensation warrants allowing it to purchase an aggregate of 8,807 common shares at a price of $7.57 per common share for a period of five years. These warrants, having an ascribed value of $33,100, were never issued. Instead, on September 21,2021, the Company granted compensation options (see below).

8 | Page

Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended June 30, 2022 and 2021 (Expressed in Canadian Dollars - Unaudited)

6. SHARE CAPITAL (continued)

On April 23, 2021, 1,948,000 escrowed share purchase warrants were exercised for $0.05 per share for gross proceeds of $97,400.

On April 28, 2021, the Company issued 63,000 common shares to the University at a deemed price of $5.85 per share. The $368,550 value attributed to these shares has been recognized as a research and development expense in the consolidated statements of comprehensive loss during the year ended September 30, 2021. See Note 8.

Special warrants and resulting share issuance

In October 2020, the Company entered into subscription agreements for special warrants (the "SWs") whereby the subscribers subscribed for a total of 18,300 SWs at $1.25 per SW, with the SWs providing that each SW is deemed to be exercised, without payment of any additional consideration and without any further action by the SW holders, for one SW share, subject to adjustment in accordance with the provisions of the SW certificate on the SW exercise date.

On November 2, 2020, the Company issued 18,300 SWs for gross proceeds of $22,875. On January 19, 2021, as a result of a compliance review of the SW offering by the British Columbia Securities Commission, the Company rescinded the issuance of 2,300 SWs and refunded the $2,875 in proceeds received. On February 3, 2021, the $20,000 in escrowed proceeds was released to the Company, the SWs were deemed to be exercised for SW shares and 16,000 common shares of the Company were issued to the SW holders.

Escrowed securities

On January 28, 2021, the Company entered into an escrow agreement under National Policy 46-201 Escrow for Initial Public Offerings (the "Policy") in connection with the listing of common shares of the Company on the CSE, whereby 2,852,800 common shares of the Company and 1,948,000 share purchase warrants (exercised on April 23, 2021), being an aggregate of 4,800,800 securities, were deposited to be held in escrow. As the Company is defined as an emerging issuer under the Policy, the escrowed securities will be released as follows:

  480,080 on the date that the Company's shares are listed on the CSE (February 8, 2021); and
  720,120 six, 12, 18, 24, 30 and 36 months after the listing date.

Stock options

The Company's stock option plan provides for stock options to be issued to directors, officers, employees and consultants of the Company, its subsidiaries and any personal holding company of such individuals so that they may participate in the growth and development of the Company. Subject to the specific provisions of the stock option plan, eligibility, vesting period, terms of the options and the number of options granted are to be determined by the Board of Directors at the time of grant. The stock option plan allows the Board of Directors to issue up to 10% of the Company's outstanding common shares as stock options.

Options granted during the nine months ended June 30, 2022

No options were granted during this period.

9 | Page

Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended June 30, 2022 and 2021 (Expressed in Canadian Dollars - Unaudited)

6. SHARE CAPITAL (continued)

Options granted during the year ended September 30, 2021

On November 17, 2020, the Company granted 467,000 options, to the Chief Financial Officer of the Company, two directors of the Company and seven consultants. These options have an exercise price of $1.25 per share, expire on November 17, 2025 and vest as follows:

  25,000 options - 100% on the date of grant;
  14,000 options - 25% on the Company's listing date on the CSE (the "Listing Date"), 25% on the first anniversary of the Listing Date and 50% on the second anniversary of the Listing Date;
  4,000 options - 50% on the Company's Listing Date and 50% on the six-month anniversary of the Listing Date; and
  424,000 options - 33% on the first anniversary of the grant date, 33% on the second anniversary of the grant date and 33% on the third anniversary of the grant date.

The fair value of these stock options was measured using the Black Scholes option pricing model using the following inputs: i) exercise price: $1.25; ii) share price: $1.25; iii) term: 5 years; iv) volatility: 100%; v) discount rate: 0.43%; and dividends: nil.

On April 28, 2021, the Company granted 240,000 options to three consultants of the Company. These options have an exercise price of $7.60 per share, expire on April 28, 2026 and vest as follows:

  160,000 options - 25% on the first anniversary of the grant date, 25% on the second anniversary of the grant date, 25% on the third anniversary of the grant date and 25% on the fourth anniversary of the grant date; and
  80,000 options - 25% on the six-month anniversary of the grant date, 25% on the first anniversary of the grant date, 25% on the eighteen-month anniversary of the grant date and 25% on the second anniversary of the grant date.

The fair value of these stock options was measured using the Black Scholes option pricing model using the following inputs: i) exercise price: $7.60; ii) share price: $5.98; iii) term: 5 years; iv) volatility: 100%; v) discount rate: 0.92%; and dividends: nil.

On June 15, 2021, the Company granted 180,000 options to a director and a consultant of the Company. These options have an exercise price of $7.60 per share, expire on June 15, 2026 and vest as follows: 25% on the first anniversary of the grant date, 25% on the second anniversary of the grant date, 25% on the third anniversary of the grant date and 25% on the fourth anniversary of the grant date. The fair value of these stock options was measured using the Black Scholes option pricing model using the following inputs: i) exercise price: $7.60; ii) share price: $5.55; iii) term: 5 years; iv) volatility: 100%; v) discount rate: 0.84%; and dividends: nil.

On September 21, 2021, the Company granted 8,807 options to a consultant of the Company (see above). These options have an exercise price of $7.64 per share, expire on September 21, 2024 and vest as follows: 25% on December 21, 2021, 25% on March 21, 2022, 25% on June 21, 2022 and 25% on September 21, 2022. The fair value of these stock options was measured using the Black Scholes option pricing model using the following inputs: i) exercise price: $7.64; ii) share price: $7.64; iii) term: 3 years; iv) volatility: 100%; v) discount rate: 0.55%; and dividends: nil.

10 | Page

Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended June 30, 2022 and 2021 (Expressed in Canadian Dollars - Unaudited)

6. SHARE CAPITAL (continued)

The following table summarizes the movements in the Company's outstanding stock options for the nine-month period ended June 30, 2022 and the year ended September 30, 2021:

	Number of options	Weighted average exercise price
Balance at September 30, 2020	150,000	$1.25
Granted	895,807	$4.29
Cancelled*	(20,000)	$1.25
Balance at September 30, 2021	1,025,807	$3.90
Forfeited*	(90,000)	$1.25
Balance at June 30, 2022	935,807	$4.16

* On January 21, 2021, the Company cancelled 20,000 options granted to a consultant in error on November 17, 2020. Also, a consultant forfeited their right to exercise 90,000 options.

As at June 30, 2022, the options have a weighted average remaining life of 3.55 years (September 30, 2021 - 4.28).

The following table summarizes the stock options issued and outstanding:

		Options Outstanding and Exercisable
Expiry Date	Number of options	Exercisable	Exercise price	Remaining life (Years)
September 21, 2024	8,807	6,605	$7.64	2.23
July 23, 2025	150,000	150,000	$1.25	3.07
November 17, 2025	357,000	122,333	$1.25	3.39
April 28, 2026	240,000	80,000	$7.60	3.83
June 15, 2026	180,000	45,000	$7.60	3.96

Restricted share unit plan

The Company's restricted share unit ("RSU") plan provides RSUs to be issued to directors, officers, employees and consultants of the Company, its subsidiaries and any personal holding company of such individuals so that they may participate in the growth and development of the Company. Subject to the specific provisions of the RSU plan, eligibility, vesting period, terms of the RSUs and the number of RSUs granted are to be determined by the Board of Directors at the time of the grant. The RSU plan allows the Board of Directors to issue common shares of the company as equity settled RSUs, provided that, when combined, the maximum number of common shares reserved for issuance under all share-based compensation arrangements of the Company does not exceed 10% of the Company's outstanding common shares.

On February 4, 2022 and February 11, 2022, the Company issued 25,000 RSUs and 35,000 RSUs, respectively. These RSUs vest on an annual basis over a period of four years commencing on February 1, 2023. The estimated fair value of these RSUs is $181,250 and will be recognized as an expense over the vesting period of the RSUs.

On April 27, 2022, the Company issued 100,000 RSUs to a director of the Company and these RSU's vest as follows: 25% on the date of grant and 25% each on April 27, 2024, 2025 and 2026. The estimated fair value of these RSUs is $127,000 and will be recognized as an expense over the vesting period of the RSUs.

11 | Page

Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended June 30, 2022 and 2021 (Expressed in Canadian Dollars - Unaudited)

6. SHARE CAPITAL (continued)

The following table summarizes the movements in the Company's outstanding RSUs for the nine-month period ended June 30, 2022 and the year ended September 30, 2021:

	Equity settled	Cash settled	Total
Balance at September 30, 2021 and 2020	380,000	-	380,000
Granted	160,000	-	160,000
Balance at June 30, 2022	540,000	-	540,000

Share-based compensation expense recognized in the consolidated statements of comprehensive loss is comprised of the following:

	Nine months ended June 30, 2022	Nine months ended June 30, 2021
	$	$
Stock options	672,974	186,254
Restricted share units - equity settled grants	172,167	317,796
Total equity settled share-based compensation expense	845,141	504,050
Restricted share units - cash settled grants	-	-
Total share-based compensation expense	845,141	504,050

Share-based compensation expense is included in the consolidated statements of comprehensive loss as follows:

	Nine months ended June 30, 2022	Nine months ended June 30, 2021
	$	$
Consulting fees	3,142	6,649
Directors' compensation	222,231	64,009
Marketing, advertising and investor relations	-	3,423
Professional fees	-	23,126
Research and development	619,768	406,843
Total share-based compensation expense	845,141	504,050

12 | Page

Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended June 30, 2022 and 2021 (Expressed in Canadian Dollars - Unaudited)

6. SHARE CAPITAL (continued)

Warrants

The following table summarizes the movements in the Company's outstanding warrants for the nine-month period ended June 30, 2022 and the year ended September 30, 2021:

	Number of warrants	Weighted average exercise price
Balance at September 30, 2020	4,079,600	$0.05
Issued*	1,709,938	9.46
Issued - broker	132,666	7.57
Exercised	(1,948,000)	0.05
Balance at September 30, 2021	3,974,204	4.35
Exercised	(12,500)	9.46
Balance at June 30, 2022	3,961,704	$4.33

*On November 2, 2020, the Directors of the Company reduced the exercise price of the outstanding warrants from $0.125 to $0.05 effective July 11, 2020.

On March 17, 2021, the Company issued 132,666 compensation warrants to underwriters. The fair value of these share purchase warrants of $521,000 was measured using the Black Scholes option pricing model using the following inputs: i) exercise price: $7.57; ii) share price: $6.65; iii) term: 3 years; iv) volatility: 100%; v) discount rate: 0.35%; and dividends: nil. The fair value of these broker warrants was recorded as a reduction against share capital.

As at June 30, 2022, the warrants have a weighted average remaining life of 1.91 (September 30, 2021 - 2.66) years.

The following table summarizes the warrants issued and outstanding:

	Warrants Outstanding
Expiry Date	Number of warrants	Exercise price	Remaining life (Years)
July 30, 2024 (1)	2,131,600	$0.05	2.08
March 17, 2024	1,697,438	$9.46	1.72
March 17, 2024	132,666	$7.57	1.72

(1) On June 15, 2021, the Company entered into warrant exercise agreements with the two warrant holders, whereby the warrant holders authorized the Company to issue only such number of common shares (or other class of voting securities of the Company, if applicable) as will result in the warrant holders and any other person (as defined) holding less than the threshold number of 4.99% (as defined) of any class of  voting securities of the Company as of the date of exercise or conversion of the warrants.

13 | Page

Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended June 30, 2022 and 2021 (Expressed in Canadian Dollars - Unaudited)

7. RELATED PARTY TRANSACTIONS

Related party transactions were recorded at the exchange value, which is the consideration determined and agreed to by the related parties. The Company's related parties include directors, key management and companies controlled by directors and key management.

Included in accounts payable and accrued liabilities as at June 30, 2022 was $36,159 (September 30, 2021 - $Nil) owing to companies controlled by key management personnel.

Compensation of Key Management Personnel

Key management personnel are those persons that have authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

The following table summarizes expenses related to key management personnel:

	Nine months ended	Nine months ended
	June 30, 2022	June 30, 2021
	$	$
Professional fees	104,000	60,799
Research and development	473,550	244,396
Share-based compensation included in directors' compensation	222,231	64,009
Share-based compensation included in professional fees	-	23,126
Share-based compensation included in research and development	96,845	186,254
	896,626	578,584

See Note 8 for related party contractual obligations.

8. CONTRACTUAL OBLIGATIONS

License agreement

On April 23, 2021, the Company entered into an exclusive license agreement with equity (the "LA") with the Board of Trustees of the UIC (the "University") whereby the University granted to the Company, in all fields of use and worldwide, an exclusive, non-transferable license with the right to sublicense under the University's rights in and to the Patent Rights (as defined) and a non-exclusive, non-transferable license with the right to sublicense under the University's rights in and to the Technical Information (as defined) to make, have made, construct, have constructed, use, import, sell, and offer for sale royalty-bearing Product (as defined). As consideration for the grant of license, the Company will pay the following amounts (in US$) to the University:

  Signing Fee - a signing fee of $100,000 less $15,000 in option fees was paid (CDN$105,502) and 63,000 common shares of the Company were issued to the University (see Note 6);
  Net Sales - royalties on Net Sales (as defined) ranging from 3% (under $1 billion) to 4.5% (over $2 billion), with such royalty payments being credited toward the annual minimum for the license year in which the royalty payment accrues;
  Sublicensee Revenues - royalties (as for net sales above) on Sublicensee Revenue (as defined), with such royalty payments being credited toward the annual minimum for the license year in which the royalty payment accrues and 12% on all non-royalty revenue until the Company has raised $7.5 million and then 10% thereafter;
14 | Page

Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended June 30, 2022 and 2021 (Expressed in Canadian Dollars - Unaudited)

8. CONTRACTUAL OBLIGATIONS (continued)

  Annual Minimums - if the total royalties paid to the University for any license year are less than the following annual minimums, the Company must pay the University the amount equal to the shortfall:
  Years 1 and 2 - $nil;
  Year 3 - $5,000;
  Year 4 - $15,000;
  Year 5 - $35,000;
  Year 6 and thereafter - $50,000; and
  After first commercial sale - $250,000 or net sales royalty, whichever is higher.
  Milestone Payments - milestone payments after the occurrence of the following milestone events:

Prior to any sublicensing agreements, joint ventures or change of control:

  $10,000 upon dosing the first patient in a Phase I trial;
  $50,000 upon dosing the first patient in the first Phase II trial;
  $250,000 upon dosing the first patient in a Phase III trial in the first clinical indication; and
  $2 million upon the first commercial sale of each clinical indication.

  After any sublicensing agreements, joint ventures or change of control:

  As above;
  $250,000 upon dosing the first patient in each Phase II trial;
  $500,000 upon dosing the first patient in each Phase III trial; and
  $2 million upon the first commercial sale of each clinical indication.

Unless otherwise agreed to in writing by the University, the Company will reimburse the University for all documented costs and expenses in connection with the Patent Rights, including the preparation, filing, prosecution, maintenance and defense thereof. From time to time, the anticipated costs and expenses may be significant and, upon request, the Company will pay the estimated costs and expenses in advance of such costs and expenses being incurred by the University.

The term of the LA ends on the later of the last to expire of the Patent Rights, expiration of regulatory exclusivity for Product or when the Company provides notice that use of Technical Information has ceased. The University has the right to terminate the LA if the Company fails to make any required payments or is in breach of any provision of the LA.  The Company may terminate the LA at any time upon providing at least 90 days written notice to the University.

Related party contracts

On June 5, 2020, the Company entered into an independent consultant agreement (the "ICA") whereby the consultant, a private corporation incorporated in the State of California, USA, was engaged and the consultant's representative will serve as the Company's Chief Medical Officer, with the services being provided in California. As compensation for performing these services, the consultant or the consultant's representative will participate in the Company's equity incentive plans and will be eligible for cash payments in respect of fees at such time as the Company begins to compensate other C-level personnel in cash and in similar proportion to total compensation (the "fees"). The non-cash portion of the consultant's fees was in the form of a grant of 150,000 vested stock options and 380,000 RSUs (see Note 6). The services will continue for an initial term of one year unless sooner terminated. The ICA can be terminated by either party giving the other 30 days written notice or by mutual written agreement. At the end of the initial term, the ICA will automatically be extended for additional one-year period(s) unless either party gives the other 30 days written notice. In March 2021, the Board of Directors authorized a monthly fee of US$15,000 and increased it to US$25,000 in August 2021.

15 | Page

Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended June 30, 2022 and 2021 (Expressed in Canadian Dollars - Unaudited)

8. CONTRACTUAL OBLIGATIONS (continued)

On October 29, 2020, the Company entered into an independent contractor agreement (the "ICA") whereby the contractor was engaged to serve as the Company's Chief Science Officer on an as-needed basis. The contractor will be compensated for these services as determined by the Board of Directors of the Company. The services will continue for an initial term of one year unless sooner terminated. The ICA can be terminated by the Company providing five working days written notice, the contractor providing three months' written notice or by mutual written agreement. At the end of the initial term, the ICA will automatically be extended for additional one-year period(s) unless the Company provides the contractor with 30 days written notice. In March 2021, the Board of Directors authorized a monthly fee of US$15,000 and increased it to US$25,000 in August 2021. Services provided by the Chief Science Officer ceased at the end of March 2022 and no further payments were made or due by the Company April 2022 onwards. The Chief Science Officer later resigned end of June 2022.

In November 2021, the Company entered into director indemnity agreements (the "DIAs") with five directors of the Company. Pursuant to the DIAs and subject to all applicable laws, including the applicable limitations and restrictions set forth in the Business Corporations Act (British Columbia), the Company will:

  Indemnify and save harmless the Directors against and from:
  any and all charges or claims by reason of them being or having been a director of the Company or another corporation, at a time when the other corporation is or was an affiliate of the Company, or at the request of the Company;
  any and all costs, damages, expenses, fines, liabilities, losses and penalties (the "Consequences") which they may sustain, incur or be liable for in consequence of their acting as a director of the Company, whether sustained or incurred by reason of their negligence, default, breach of duty or trust, failure to exercise due diligence or otherwise in relation to the Company or any of its affairs; and
  in particular, and without in any way limiting the generality of the foregoing, any and all Consequences which they may sustain, incur or be liable for as a result of or in connection with the release or presence in the environment of substances, contaminants, litter, waste, effluent, refuse, pollutants or deleterious materials and that arise out of or are in any way connected with the management, operation, activities or existence of the Company or by virtue of them holding any other directorship with any other entity at the Company's request.
  gross up any indemnity payment made pursuant to the DIAs by the amount of any income tax payable by the Directors in respect of that payment; and
  indemnify the Directors for the amount of all costs they incur in obtaining any Court approval required to enable or require the Company to make a payment to them under the DIAs, or enforce the DIAs against the Company, including without limitation legal fees and disbursements on a full indemnity basis.

Notwithstanding the above-noted, the Company will have no obligation to indemnify or save harmless the Directors in respect of any liability for which they are entitled to indemnity pursuant to any valid and collectible policy of insurance obtained and maintained by the Company, to the extent of the amounts actually collected by the Directors under the insurance policy.

On April 11, 2022, the Company entered into SABA with Karl Deisseroth ("Deisseroth") pursuant to which the Company will pay Deisseroth a monthly fee of US$4,167 and issued an aggregate 25,000 common shares (the "Payment Shares") in the capital of the Company (see Note 6).

16 | Page

Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended June 30, 2022 and 2021 (Expressed in Canadian Dollars - Unaudited)

8. CONTRACTUAL OBLIGATIONS (continued)

Scientific advisory board agreements

The Company entered into numerous scientific advisory board agreements (the "SABAs") whereby the advisors were retained to serve as members of the Company's scientific advisory board and as consultants to the Company and senior management in the areas of scientific, technical and business advice. As compensation for performing these services, the Company will pay the advisors hourly rates of $150 and $160 per hour. The Company also granted 130,000 stock options to the advisors as part of the Company's November 17, 2020 and April 28, 2021 grant of options of which 20,000 options were cancelled on January 21, 2021 (see Note 6). In addition, the Company granted 60,000 RSU's to the advisors of the Company on February 4, 2022 and February 11, 2022 (see Note 6). The advisors have the same hour requirements and restrictions as noted below. The services will continue for initial terms of one year unless sooner terminated. At the end of the initial terms, the SABAs will automatically be extended for an additional one-year period(s) unless either party gives the other 30 days written notice.

Consulting agreements

The Company has entered into numerous consulting agreements (the "CAs") whereby the consultants were retained to serve as advisors to the Company and senior management in the areas of public relations and content creation and scientific, technical and business advice. As compensation for performing these services, the Company will pay the advisors hourly rates between US$30 to US$600. The Company also granted 302,000 stock options to six advisors as part of the Company's November 17, 2020 and April 28, 2021 grant of options (see Note 6). The advisors being paid $400 and $600 per hour will reserve at least six full days of services to the Company and such additional days as requested by the Company each annual period, but not to exceed 36 full days of service per year unless otherwise agreed and up to a maximum of 288 hours total per year, unless otherwise agreed. The services will continue for initial terms of one year unless sooner terminated. At the end of the initial terms, the CAs will automatically be extended for an additional one-year period(s) unless either party gives the other 30 days written notice.

On October 9, 2020, the Company entered into a consulting agreement whereby the consultant was retained to serve as an advisor to the Company in the areas of scientific, technical and business advice. As compensation for performing these services, the Company will pay the advisor an hourly rate of US$130. The Company granted 90,000 stock options to the consultant on November 17, 2020 (see Note 6).

On November 6, 2020, the Company entered into a sponsored research agreement (the "SRA") with the University of Texas Medical Branch (the "UTMB") whereby the UTMB conducted a research program on behalf of the Company. Pursuant to the SRA, the agreement is effective as of October 15, 2020 and the research program was carried out through to its conclusion on February 15, 2021. As consideration for UTMB's performance, the Company paid US$66,764 which was recorded in research and development costs.

On November 17, 2020, the Company entered into an ICA whereby the contractor was engaged to serve as the Company's Vice President (Discovery). The contractor will be compensated for these services as determined by the Board of Directors of the Company. The services will continue for an initial term of one year unless sooner terminated. The ICA can be terminated by the Company providing five working days written notice, the contractor providing three months' written notice or by mutual written agreement. At the end of the initial term, the ICA will automatically be extended for additional one-year period(s) unless the Company provides the contractor with 30 days written notice. In March 2021, the Board of Directors authorized a monthly fee of US$15,000.

On November 1, 2021, the Company entered into a letter agreement (the "LA") with a New York-based company, whereby the company will provide investor relations services to the Company. As compensation for performing these services, the Company will pay a non-refundable monthly retainer of US$5,000 and issue 11,200 shares of restricted stock in three tranches: 3,800 on January 1, 2022; 3,700 on April 1, 2022 and 3,700 on July 1, 2022. If the contract is terminated prior to the issuance date, the outstanding balance is not owed. The services will continue for an initial term of one year unless sooner terminated by either party giving the other 15 days written notice.

17 | Page

Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended June 30, 2022 and 2021 (Expressed in Canadian Dollars - Unaudited)

9. FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

The following table summarizes the carrying value of financial assets and liabilities:

	June 30, 2022	September 30, 2021
FAIR VALUE THROUGH PROFIT OR LOSS	$	$
Cash	8,554,544	19,673,765
Guaranteed investment certificate	86,250	86,250
Cash and cash equivalents	8,640,794	19,760,015
Amortized cost
Accounts payable and accrued liabilities	385,324	638,573

Fair value measurement

Financial assets and liabilities that are recognized on the consolidated statement of financial position at fair value can be classified in a hierarchy that is based on the significance of the inputs used in making the measurements.

The levels in the hierarchy are:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The Company's cash and cash equivalents is classified as Level 1, whereas accounts payable and accrued liabilities are classified as Level 2. As at June 30, 2022, the Company believes that the carrying values of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair values because of their nature and relatively short maturity dates or durations.

Financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its cash and cash equivalents balance. As at June 30, 2022, the Company had cash and cash equivalents of $8,640,794 which was held with a major bank in Canada and a major bank in the United States. Because deposits are with two banks, there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The maximum exposure to credit risk is the carrying amount of the Company's financial instruments. The credit risk is assessed as low.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. As at June 30, 2022, the Company had the following foreign currency balances - cash (US$551,247 and AU$11,193) and accounts payable and accrued liabilities (US$108,216 and AU$112,069). A 10% fluctuation in the US$ and AU$ against the Canadian dollar would have an impact of approximately $96,000 on the net comprehensive loss.

18 | Page

Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended June 30, 2022 and 2021 (Expressed in Canadian Dollars - Unaudited)

9. FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company's objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company's main source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding. As at June 30, 2022, the Company had cash and cash equivalents of $8,640,794 to cover current liabilities of $385,324.

Capital management

Management's objective is to manage its capital to ensure that there are adequate capital resources to safeguard the Company's ability to continue as a going concern through the optimization of its capital structure. The capital structure consists of share capital and working capital. In order to achieve this objective, management makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. To maintain or adjust the capital structure, management may invest its excess cash in interest bearing accounts of Canadian chartered banks and/or raise additional funds externally as needed. The Company is not subject to externally imposed capital requirements. The Company's management of capital did not change during the period ended June 30, 2022.

10. RESEARCH AND DEVELOPMENT

Research and development expense recognized in the consolidated statements of comprehensive loss is comprised of the following:

	Nine months ended	Nine months ended
	June 30, 2022	June 30, 2021
	$	$
Laboratory costs (see Note 11)	111,267	43,796
Novel drug development	6,696,574	2,338,246
Patents and related payments	73,500	508,827
Salary and subcontractors	2,138,627	808,160
Share-based compensation (see Note 6)	619,768	406,843
	9,639,736	4,105,872

11. PREMISES LEASES

Commencing June 1, 2021, the Company entered into a commercial laboratory lease in Wauwatosa, Wisconsin USA for a term of one year at a monthly base rent of US$1,709. For the period ended June 30, 2022, $16,339 is included in laboratory costs (see Note 10).

Commencing September 1, 2021, the Company entered into an apartment lease in New York, New York USA for a term of one year at a monthly base rent of US$5,300. For the period ended June 30, 2022, $60,300 is included in office and administrative expense.

12. COMPARATIVE AMOUNTS

Certain of the prior period's amounts have been reclassified to conform with the current period's presentation (see Note 10).

13. SUBSEQUENT EVENT

On July 19, 2022, 240,000 common shares were issued pursuant to the exercise of warrants (see Note 6).

19 | Page